SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

For the Year Ended December 31, 2001

UNITIL SERVICE CORP.
6 Liberty Lane West, Hampton, New Hampshire 03842-1720

A Subsidiary Service Company

Date of Incorporation:	October 9, 1984
State of Incorporation:	New Hampshire

            Name, Title and Address of officer to whom correspondence concerning this report should be addressed:

            Mark H. Collin, Treasurer
            6 Liberty Lane West
            Hampton, NH 03842

            Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

            UNITIL Corporation

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
Description of Schedules and Accounts	Schedule or Account Number

COMPARATIVE BALANCE SHEET	Schedule I
SERVICE COMPANY PROPERTY	Schedule II
ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY	Schedule III
INVESTMENTS	Schedule IV
ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES	Schedule V
FUEL STOCK EXPENSES UNDISTRIBUTED	Schedule VI
STORES EXPENSE UNDISTRIBUTED	Schedule VII
MISCELLANEOUS CURRENT AND ACCRUED ASSETS	Schedule VIII
MISCELLANEOUS DEFERRED DEBITS	Schedule IX
RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES	Schedule X
PROPRIETARY CAPITAL	Schedule XI
LONG-TERM DEBT	Schedule XII
CURRENT AND ACCRUED LIABILITIES	Schedule XIII
NOTES TO FINANCIAL STATEMENTS	Schedule XIV

COMPARATIVE INCOME STATEMENT	Schedule XV
ANALYSIS OF BILLING - ASSOCIATE COMPANIES	Account 457
ANALYSIS OF BILLING - NONASSOCIATE COMPANIES	Account 458
ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES	Schedule XVI
SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION	Schedule XVII
DEPARTMENTAL ANALYSIS OF SALARIES	Account 920
OUTSIDE SERVICES EMPLOYED	Account 923
EMPLOYEE PENSIONS AND BENEFITS	Account 926
GENERAL ADVERTISING EXPENSES	Account 930.1
MISCELLANEOUS GENERAL EXPENSES	Account 930.2
RENTS	Account 931
TAXES OTHER THAN INCOME TAXES	Account 408
DONATIONS	Account 426.1
OTHER DEDUCTIONS	Account 426.5
NOTES TO STATEMENT OF INCOME	Schedule XVIII

                           SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31
		CURRENT	PRIOR
	SERVICE COMPANY PROPERTY
101	Service company property (Schedule II)	10,829,741	5,749,973
107	Construction work in progress (Schedule II)	0	0
	Total Property	10,829,741	5,749,973

108	Less accumulated provision for depreciation
	and amortization of service company
	property (Schedule III)	4,599,580	3,727,634
	Net Service Company Property	6,230,161	2,022,339

	INVESTMENTS
123	Investments in associate companies (Schedule IV)	0	0
124	Other investments (Schedule IV)	0	0
	Total investments	0	0

	CURRENT AND ACCRUED ASSETS
131	Cash	2,098,265	68,903
134	Special deposits	0	0
135	Working funds	6,000	6,000
136	Temporary cash investments (Schedule IV)	0	0
141	Notes receivable	0	0
143	Accounts receivable	165,771	61,414
144	Accumulated provision for uncollectable accounts	0	0
146	Accounts receivable from associate Companies (Schedule V)	1,648,630	1,005,380
152	Fuel stock expense undistributed (Schedule VI)	0	0
154	Materials and supplies	0	0
163	Stores expense undistributed (Schedule VII)	0	0
165	Prepayments	189,181	192,382
174	Miscellaneous current and Accrued Assets (Schedule VIII)	0	0
	Total Current and Accrued Assets	4,107,847	1,334,079

	DEFERRED DEBITS
181	Unamortized debt expense	0	0
184	Clearing accounts	11,366	42,556
186	Miscellaneous deferred debits (Schedule IX)	236,613	1,528,777
188	Research, development, demonstration expenditures (Schedule X)	0	0
190	Accumulated deferred income tax	0	0
	Total Deferred Debits	247,979	1,571,333

	TOTAL ASSETS AND OTHER DEBITS	10,585,987	4,927,751

                            SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	AS OF DECEMBER 31
		CURRENT	PRIOR
	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	1,000	1,000
211	Miscellaneous paid-in-capital (Schedule XI)	0	0
215	Appropriated retained earnings (Schedule XI)	0	0
216	Unappropriated retained earnings (Schedule XI)	1,688	1,688
	Total Proprietary Capital	2,688	2,688

	LONG-TERM DEBT
223	Advances from associate companies (Schedule XII)	0	0
224	Other long-term debt (Schedule XII)	0	0
225	Unamortized premium on long- term debt	0	0
226	Unamortized discount on long-term debt-debit	0	0
	Total Long-Term Debt	0	0

227	Obligations under capital leases - non-current	1,239,380	1,306,099

	CURRENT AND ACCRUED LIABILITIES
231	Notes payable	0	0
232	Accounts payable	406,380	151,145
233	Notes payable to associate companies (Schedule XIII)	6,348,248	990,727
234	Accounts payable to associate companies (Schedule XIII)	(349,778)	(77,384)
236	Taxes accrued	(18,664)	47,388
237	Interest accrued	0	0
238	Dividends declared	0	0
241	Tax collections payable	0	0
242	Miscellaneous current and accrued Liabilities (Schedule XIII)	3,232,421	2,517,316
243	Obligations under capital leases - current	744,038	726,627
	Total Current and Accrued Liabilities	10,362,645	4,355,819

	DEFERRED CREDITS
253	Other deferred credits	0	0
255	Accumulated deferred investment tax credits	0	0
	Total Deferred Credits	0	0

282	ACCUMULATED DEFERRED INCOME TAXES	(1,018,726)	(736,855)

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	10,585,987	4,927,751

                            SCHEDULE II - SERVICE COMPANY PROPERTY

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS OR SALES	OTHER CHANGES 1/	BALANCE AT CLOSE OF YEAR

SERVICE COMPANY PROPERTY
Account

301 ORGANIZATION

303 MISCELLANEOUS	0	1,182,253		3,200,580	4,382,833
INTANGIBLE PLANT

304 LAND AND LAND RIGHTS

305 STRUCTURES AND
IMPROVEMENTS

306 LEASEHOLD
IMPROVEMENTS

307 EQUIPMENT 2/	4,590,534	692,643	0	0	5,283,177

308 OFFICE FURNITURE
AND EQUIPMENT	1,130,901	4,292	0	0	1,135,193

309 AUTOMOBILES, OTHER
VEHICLES AND
RELATED GARAGE
EQUIPMENT	28,538	0	0	0	28,538

310 AIRCRAFT AND
AIRPORT EQUIPMENT

311 OTHER SERVICE
COMPANY PROPERTY 3/

SUB-TOTAL	5,749,973	1,879,188	0	3,200,580	10,829,741

107 CONSTRUCTION WORK	0	3,200,580	0	(3,200,580)	0
IN PROGRESS
TOTAL	5,749,973	5,079,768	0	0	10,829,741

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

Software Development Project transferred from Unitil Resource, Inc.

                            2/ SEE NEXT PAGE FOR 2001 EQUIPMENT ADDITIONS

                            SCHEDULE II - SERVICE COMPANY PROPERTY CONTINUED

2/  SUB-ACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

SUBACCOUNT DESCRIPTION	ADDITIONS	BALANCE AT CLOSE OF YEAR

Computer Systems	692,643	4,532,099
PBX Phone System	0	751,078

TOTAL	692,643	5,283,177

3/ DESCRIBE OTHER SERVICE COMPANY PROPERTY: NONE

4/ DESCRIBE CONSTRUCTION WORK IN PROGRESS: NONE

                      SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF

                      SERVICE COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS CHARGED TO ACCOUNT 403	RETIRE-MENTS	OTHER CHANGES ADD(DEDUCT)1/	BALANCE AT CLOSE OF YEAR

301	ORGANIZATION
303	MISCELLANEOUS INTANGIBLE PLANT	0	153,312			153,312
304	LAND AND LAND RIGHTS
035	STRUCTURES AND IMPROVEMENTS
306	LEASEHOLD IMPROVEMENTS
307	EQUIPMENT	3,100,174	535,966	0	0	3,636,140
308	OFFICE FURNITURE AND EQUIPMENT	610,918	170,358	0	0	781,276
309	AUTOMOBILES, OTHER
	VEHICLES AND RELATED GARAGE
	EQUIPMENT	16,542	12,310	0	0	28,852
310	AIRCRAFT AND AIRPORT EQUIPMENT
311	OTHER SERVICE COMPANY PROPERTY

TOTAL		3,727,634	871,946	0	0	4,599,580

                        1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:   None

                          SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:

Complete the following schedule concerning investments. Under Account 124 "Other Investments" state each investment separately, with description, including, the name of issuing company, number of shares or principal amount. Under Account 136, "Temporary Cash Investments", list each investment separately.

ACCOUNT	DESCRIPTION		BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
123	INVESTMENT IN ASSOCIATE COMPANIES		0	0
124	OTHER INVESTMENTS		0	0
136	TEMPORARY CASH INVESTMENTS		0	0

		TOTAL	0	0

                      SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:

Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
146	ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

	Concord Electric Company	146,157	228,483
	Exeter & Hampton Electric Company	160,016	249,111
	Fitchburg Gas and Electric Light Company	372,011	612,277
	UNITIL Power Corp.	229,136	440,213
	UNITIL Realty Corp.	1,414	31,807
	UNITIL Corporation	150	3,342
	UNITIL Resources, Inc.	96,496	83,397

	TOTAL	1,005,380	1,648,630

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

	Concord Electric Company		579,837
	Exeter & Hampton Electric Company		543,688
	Fitchburg Gas and Electric Light Company		1,614,319
	UNITIL Power Corp.		532,995
	UNITIL Realty Corp.		15,107
	UNITIL Resources, Inc.		10,352
Usource Inc.			23,801
UNITIL Corp.			2,616

For detail of convenience payments by type and company, paid by UNITIL
	Service Corp. see next page
		TOTAL PAYMENTS	3,322,715

CONVENIENCE PAYMENTS BY TYPE AND COMPANY

	CECO	E&H	FGE	UPC	URC	URI	Usource	UC	Total

Insurance	365,036	349,178	680,042	67,177	15,107	7,733	873	---	1,485,146
Legal	119,535	102,567	807,493	400,318	---	1,998	4,669	2,616	1,439,196
Telephone	13,040	2,524	12,877	---	---	---	17,887	---	46,328
Payroll	26,264	33,430	42,974	---	---	376	---	---	103,044
Audit	51,857	51,858	66,802	65,500	---	245	---	---	236,262
Network/Hardware/Data Costs	4,105	4,131	4,131	---	---	---	372	---	12,739

Total Convenience Payments by Type and Company	579,837	543,688	1,614,319	532,995	15,107	10,352	23,801	2,616	3,322,715

                         SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:

Report the amount of labor and expenses incurred with respect to fuel stock expense during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL

152	FUEL STOCK EXPENSE UNDISTRIBUTED	0	0	0

	TOTAL	0	0	0

SUMMARY:

                         SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.
ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL

163	STORES EXPENSE UNDISTRIBUTED	0	0	0

	TOTAL	0	0	0

                         SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.
ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

174	MISCELLANEOUS CURRENT AND ACCRUED	0	0

	TOTAL	0	0

                         SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.
ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

186	MISCELLANEOUS DEFERRED DEBITS
Under/(over) collected administrative expenses		16,755	2,586
Postage		11,851	(24,363)
Management Studies		106,837	0
Software Costs		1,393,334	258,390

TOTAL		1,528,777	236,613

                          SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.
ACCOUNT	DESCRIPTION	BALANCE AT CLOSE OF YEAR

188	RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES	0

	TOTAL	0

                           SCHEDULE XI - PROPRIETARY CAPITAL

INSTRUCTIONS	Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.
ACCOUNT	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING CLOSE OF PERIOD
				NO. OF SHARES	TOTAL AMOUNT

201	COMMON STOCK ISSUED	300	10.00	100	1,000

ACCOUNT	DESCRIPTION		BALANCE AT CLOSE OF YEAR

211	MISCELLANEOUS PAID-IN CAPITAL		0
215	APPROPRIATED RETAINED EARNINGS		0
		TOTAL	0

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR

216	UNAPPROPRIATED RETAINED EARNINGS	1,688	0	0	1,688

	TOTAL	1,688	0	0	1,688

SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:

Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

ACCOUNT	NAME OF CREDITOR	TERMS OF OBLIG CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	1/ DEDUCTIONS	BALANCE AT CLOSE OF YEAR

223	ADVANCES FROM ASSOCIATE COMPANIES					0	0	0	0

224	OTHER LONG-TERM DEBT:					0	0	0	0

						0	0	0	0

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:

Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

233	NOTES PAYABLE TO ASSOCIATE COMPANIES Money Pool	990,727	6,348,248

	TOTAL	990,727	6,348,248

234	ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

	Concord Electric Company	(66,614)	(80,368)
	Exeter & Hampton Electric Company	(55,531)	(64,871)
	Fitchburg Gas and Electric Company	(286,931)	(138,395)
	UNITIL Corporation (1)	369,887	(2,519)
	UNITIL Power Corporation	(27,533)	(153,495)
	UNITIL Realty Corporation	(59)	(197)
	UNITIL Resources Inc	(71)	64,827
	Usource LLC	(10,532)	25,240

(1) Balance consists of KESOP for UNITIL Service Employees only, not subsidiaries.
	TOTAL	(77,384)	(349,778)

242	MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

	Accrued FASB 87	1,068,097	1,192,275
	Accrued Supplemental Executive Retirement Plan	632,240	718,936
	Accrued Legal Fees	0	0
	Accrued Annual Report	47,954	26,760
	Accrued FASB 106	138,133	167,901
	Accrued FASB 106 - APBO	12,241	17,151
	Accrued FASB 106 - Gain/Loss	(1,649)	(1,649)
	Accrued Auditing	3,000	2,155
	Accrued Compensation	617,300	1,066,135
	Accrued Miscellaneous Costs	0	42,757
		2,517,316	3,232,421

                          SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:

The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Selected Notes to the Financial Statements:

UNITIL Service Corp. (USC), a wholly-owned subsidiary of UNITIL Corporation, a public utility holding company, provides centralized support services to the parent company and its subsidiaries. USC is subject to the jurisdiction of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. Accordingly, USC maintains its books of account as prescribed by the "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies" as Amended February 2, 1979 to be effective January 1, 1980. USC prepares its financial statements in conformity with generally accepted accounting principles.

Please refer to the 2001 UNITIL Corporation Form 10-K for additional disclosures.

                           SCHEDULE XV - STATEMENT OF INCOME

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
	INCOME
457	Services rendered to associate companies	18,673,940	16,481,555
458	Services rendered to nonassociate companies	30,000	30,000
419	Interest Income	0	0
421	Miscellaneous income or loss		(5,142)
	Total Income	18,703,940	16,506,413

	EXPENSE
920	Salaries and wages	10,302,268	8,822,930
921	Office supplies and expenses	826,855	896,018
922	Administrative expense transferred - credit	363,406	(67,320)
923	Outside services employed	492,410	901,143
924	Property insurance	4,478	3,254
925	Injuries and damages	53,150	54,583
926	Employee pensions and benefits	1,672,002	1,461,094
928	Regulatory commission expense	0	0
930.1	General advertising expense	15,385	40,982
930.2	Miscellaneous general expense	481,445	427,000
931	Rents	1,442,171	1,455,652
932	Maintenance of structures and equipment	609,766	482,118
403	Depreciation and amortization expense	1,477,661	1,053,409
408	Taxes other than income taxes	661,021	679,843
409	Income taxes	190,246	98,153
410	Provision for deferred income taxes	(281,871)	(111,529)
411	Provision for deferred income taxes - credit	0	0
411.5	Investment tax credit	0	0
426.1	Donations	48,602	47,765
426.5	Other deductions	0	0
427	Interest on long-term debt	0	0
430	Interest on debt to associate companies	123,723	45,715
431	Other interest expense	221,222	215,603
	Total Expense	18,703,940	16,506,413

	Net Income or (Loss)	0	0

                          ANALYSIS OF BILLING ASSOCIATE COMPANIES - ACCOUNT 457

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
	457-1	457-2	457-3
Concord Electric Company	1,353,097	1,117,978	0	2,471,075
Exeter & Hampton Electric Company	1,547,653	1,305,632	0	2,853,285
Fitchburg Gas and Electric Light Company	4,137,033	3,327,016	0	7,464,049
UNITIL Power Corp.	2,590,097	2,006,157	0	4,596,254
UNITIL Realty Corp.	13,397	60,917	0	74,314
UNITIL Resources, Inc.	650,279	496,439	0	1,146,718
UNITIL Corp.	36,842	31,403	0	68,245

TOTAL	10,328,398	8,345,542	0	18,673,940

                        ANALYSIS OF BILLING NONASSOCIATE COMPANIES - ACCOUNT 458
NAME OF NONASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL COST	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED
	457-1	457-2	457-3		458-4
UNITIL Retiree Trust
	0	30,000		30,000	0	30,000

TOTAL	0	30,000	0	30,000	0	30,000

INSTRUCTION: Provide a brief description of the services rendered to each non-associate company.

UNITIL Retiree Trust - Professional services provided.

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES

DESCRIPTION OF ITEMS		ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES			TOTAL CHARGES FOR SERVICE
		DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL
920 SALARIES AND WAGES		8,868,749	1,403,519	10,272,268		30,000	30,000	8,868,749	1,433,519	10,302,268
921 OFFICE SUPPLES AND EXPENSES		39,944	786,911	826,855			0	39,944	786,911	826,855
922 ADMIN EXPENSE TRANS-CREDIT			363,406	363,406			0	0	363,406	363,406
923 OUTSIDE SERVICES EMPLOYED		108,502	383,908	492,410			0	108,502	383,908	492,410
924 PROPERTY INSURANCE			4,478	4,478			0	0	4,478	4,478
925 INJURIES AND DAMAGES			53,150	53,150			0	0	53,150	53,150
926 EMPLOYEE PENSIONS AND BENEFITS			1,672,002	1,672,002			0	0	1,672,002	1,672,002
928 REGULATORY COMMISSION EXPENSE			0	0			0	0	0	0
930.1 GENERAL ADVERTISING EXPENSE			15,385	15,385			0	0	15,385	15,385
930.2 MISC. GENERAL EXPENSE			481,445	481,445			0	0	481,445	481,445
931 RENTS			1,442,171	1,442,171			0	0	1,442,171	1,442,171
932 MAINT. OF STRUCT. & EQUIP.		1,311,203	(701,437)	609,766			0	1,311,203	(701,437)	609,766
403 DEPR. AND AMORT. EXPENSE			1,477,661	1,477,661			0	0	1,477,661	1,477,661
408 TAXES OTHER THAN INCOME			661,021	661,021			0	0	661,021	661,021
409 INCOME TAXES			190,246	190,246			0	0	190,246	190,246
410 PROV FOR DEF INC TAXES			(281,871)	(281,871)			0	0	(281,871)	(281,871)
411 PROV FOR DEF INC TAX CREDIT							0	0	0
411.5 INVESTMENT TAX CREDIT							0	0	0
419 INTEREST INCOME							0	0	0
426.1 DONATIONS			48,602	48,602			0	0	48,602	48,602
426.5 OTHER DEDUCTIONS							0	0	0
427 INTEREST ON LONG-TERM DEBT							0	0	0
431 OTHER INTEREST EXPENSE			221,222	221,222			0	0	221,222	221,222
INSTRUCTION:	Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.
SUBTOTAL EXPENSES		10,328,398	8,221,819	18,550,217	0	30,000	30,000	10,328,398	8,251,819	18,580,217
COMPENSATION FOR USE OF EQUITY CAPITAL				0			0			0
430 INTEREST ON DEBT TO ASSOCIATE COS.		0	123,723	123,723	0	0	0	0	123,723	123,723
TOTAL EXPENSES		10,328,398	8,345,542	18,673,940	0	30,000	30,000	10,328,398	8,375,542	18,703,940
421 MISCELLANEOUS (INCOME)/LOSS		0	0	0	0	0	0	0	0	0
TOTAL COST OF SERVICE		10,328,398	8,345,542	18,673,940	0	30,000	30,000	10,328,398	8,375,542	18,703,940

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

DESCRIPTION OF ITEMS	TOTAL AMOUNT	OVER- HEAD	DEPARTMENT OR SERVICE FUNCTION					DEPARTMENT OR SERVICE FUNCTION
			REGULATORY& COMMUN.	ADMIN.	ACCOUNTING	ENERGY MARKETS	DISTRIBUTION	FINANCE	CUSTOMER SERVICES	ENGINEERING	TECHNOLOGY
920 SALARIES AND WAGES	10,302,268		1,188,798	2,302,960	881,660	1,265,154	309,480	730,797	1,655,428	1,292,610	675,381
921 OFFICE SUPPLES AND EXPENSES	826,855		54,972	152,161	14,913	39,765	4,461	31,796	121,124	69,655	338,008
922 ADMIN. EXPENSE TRANS-CREDIT	363,406				363,406
923 OUTSIDE SERVICES EMPLOYED	492,410		22,890	233,211	28,916	5,719		85,982	62,342	145	53,205
924 PROPERTY INSURANCE	4,478							4,478
925 INJURIES AND DAMAGES	53,150							53,150
926 EMPLOYEE PENSIONS AND BENEFITS	1,672,002		8,857	1,630,249	8,577	1,839		4,630	5,720	5,640	6,490
928 REGULATORY COMMISSION EXPENSE	0
930.1 GENERAL ADVERTISING EXPENSE	15,385			15,385
930.2 MISC. GENERAL EXPENSE	481,445		3,399	118,925	34,595			324,526
931 RENTS	1,442,171		1,338	30,107	(876,947)	2,866	5,122	1,477,988	30,327	3,223	768,147
932 MAINT. OF STRUCT. & EQUIP.	609,766			27,264	79,047	9,324			127,125	63	366,943
403 DEPR. AND AMORT. EXPENSE	1,477,661				1,477,661
408 TAXES OTHER THAN INCOME	661,021				661,021
409 INCOME TAXES	190,246				190,246
410 PROV. FOR DEF. INC. TAXES	(281,871)				(281,871)
411 PROV. FOR DEF. INC. TAX CREDIT	0
411.5 INVESTMENT TAX CREDIT	0
426.1 DONATIONS	48,602			48,602
426.5 OTHER DEDUCTIONS	0
427 INTEREST ON LONG-TERM DEBT	0
430 INTEREST ON DEBT TO ASSOCIATE COMPANIES	123,723							123,723
431 OTHER INTEREST EXPENSE	221,222							221,222
INSTRUCTION: Indicate each department or Service function. (see Instruction 01-3 General Structure of Accounting System Uniform System Account.)
TOTAL EXPENSES -	18,703,940	0	1,280,254	4,558,864	2,581,224	1,324,667	319,063	3,058,292	2,002,066	1,371,336	2,208,174

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
	DEPARTMENTAL SALARY EXPENSE				NUMBER
	INCLUDED IN AMOUNTS BILLED TO				PERSONNEL
NAME OF DEPARTMENT
Indicate each department or service function	TOTAL AMOUNT	PARENT COMPANY	OTHER ASSOCIATES	NON ASSOCIATES	END OF YEAR

Regulatory and Communications	1,188,798	0	1,188,798	0	15

Technology Services	675,381	0	675,381	0	12

Accounting	881,660	0	876,860	4,800	18

Finance	730,797	0	730,197	600	10

Administrative	2,302,960	0	2,279,260	23,700	19

Energy Markets	1,265,154	0	1,265,154	0	14

Engineering	1,292,610	0	1,292,610	0	21

Distribution	309,480	0	309,480	0	2

Customer Services	1,655,428	0	1,654,528	900	45

TOTAL	10,302,268	0	10,272,268	30,000	156

                         OUTSIDE SERVICES EMPLOYED - ACCOUNT 923
INSTRUCTIONS:

Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	ADDRESS	RELATIONSHIP "A" = ASSOCIATE "NA" = NON-ASSOCIATE	AMOUNT

Outside Services - Legal
Various		NA	14,323
Akin, Gump Strauss		NA
LeBoeuf, Lamb, Greene		NA	83,764

Outside Services - Accounting
Grant Thornton		NA	26,527

Outside Services - Other
Various		NA	88,563
Bruce Mast & Associates		NA	4,350
Ceridian		NA	61,596
Factors Funding Co.		NA	28,655
Microsmart Technologies		NA	35,385
George Beram & Company Inc.		NA	37,869
Hay Group		NA	3,832
Russell Reynolds		NA	26,856
URT		NA	65,300

Outside Services - Market Development
Various		NA	15,305

Outside Services - Visibility
Various		NA	85

		TOTAL	492,410

                          EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS:	Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.
DESCRIPTION	AMOUNT

Health Insurance	1,005,532
401 K	222,688
Net Periodic Pension Expense	131,588
Supplemental Executive Retirement Plan	125,000
Life Insurance	73,935
Education	48,905
FASB 106	39,869
Other	24,485

TOTAL	1,672,002

                           GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS:

Provide a listing of the amounts included in Account930.1 "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Advertising	Advance Notice, Inc.	11,465
Advertising	Hot Jobs	1,000
Advertising	Monster.Com	2,920

	TOTAL	15,385

                          MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS:

Provide a listing of the amount included in Account 930.02"Miscellaneous General Expense", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b) (2) shall be separately classified.

DESCRIPTION		AMOUNT

Printing and Distribution of Quarterly and Annual Reports		74,625
Director's Fees and Expenses		249,736
Communications Internet Development		157,084

	TOTAL	481,445

                          RENTS - ACCOUNT 931
INSTRUCTIONS:	Provide a listing of the amount included in Account 931, "Rents" classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.
TYPE OF PROPERTY		AMOUNT

Office Building		1,477,398
EDP Equipment		(26,830)
Miscellaneous		(8,397)

	TOTAL	1,442,171

                         TAXES OTHER THAN INCOME TAXES_ACCOUNT 408
INSTRUCTIONS:

Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U. S. Government and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts there of. Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT

Other than U.S. Government Tax:
State Unemployment Tax - NH	10,415
Business Enterprise Tax	0
Business Profits Tax	(4,294)
SUBTOTAL	6,121

U.S. Government Tax:
Federal Insurance Contribution Act	645,070
Federal Unemployment Tax	9,830
SUBTOTAL	654,900

TOTAL	661,021

                         DONATIONS - ACCOUNT 426.1
INSTRUCTIONS:

Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

American Cancer Society		1,922
Easter Seals		2,500
United Way		12,600
Abenaqui Country Club		13,640
Various		17,940
	TOTAL	48,602

                          OTHER DEDUCTIONS - ACCOUNT 426.5
INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.
DESCRIPTION	NAME OF PAYEE	AMOUNT

NONE

                         SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:

The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Schedule XIV - Notes to Financial Statements.

ORGANIZATION CHART

ORGANIZATION CHART as of December 31, 2001

President	Anthony J. Baratta, Jr.
Senior Executive Vice President	Michael J. Dalton
Senior Vice President	George R. Gantz
Vice President	Glenn D. Appleton
Vice President	Todd R. Black
Vice President & Controller	Laurence M. Brock
Vice President & Treasurer	Mark H. Collin
Vice President	David K. Foote
Vice President	Raymond J. Morrissey
Vice President	Thomas E. Smith
Vice President	Frederick J. Stewart
Asst. Treasurer	Charles J. Kershaw, Jr.
Secretary	Sandra L. Whitney

                          METHODS OF ALLOCATION

The cost of services rendered by UNITIL Service are allocated and billed based on direct time charges and to a lesser extent, direct cost assigned to individual projects or jobs performed on behalf of associated companies in accordance with the general guidelines set forth below.

    Direct Labor Cost - Gross Wages. Direct Labor Cost - Gross Wages are based on the actual gross wage rates of assigned employees multiplied by the actual number of hours worked and directly charged to specific projects or jobs.
    Direct Labor Cost - Other. Direct Labor Cost - Other includes the costs of paid absences, such as vacations, sick pay and holidays, and are allocated by employee based on the direct time charged to associated companies. In the event there are not direct time charges available for this allocation, the direct time charges for all UNITIL Service employees are used to make this allocation.
    General Overhead Costs, including Indirect Labor. General Overhead Costs represent UNITIL Service Indirect Labor Costs and Administrative and General Expenses, and are allocated based on a monthly overhead rate applied against direct time charges. Indirect Labor Costs include pension costs, insurance, payroll taxes, employee savings plan, and similar payroll and benefit items. Administrative and General Expenses are those administrative and operating expenses incurred by UNITIL Service in providing services to associated companies which cannot be identified with or directly charged to a specific project or job.
    Direct Charges. Direct Charges are costs that are directly assignable based on the individual projects or jobs performed on behalf of associated companies, and are excluded from General Overheads. Direct Charges are billed at actual cost and include: Employee Travel, Meals, Lodging, and Other Related Expenses, Data Management Hardware Leases and Maintenance Costs, Telephone Lease, and other miscellaneous expenses.

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED - Non applicable

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized,

UNITIL Service Corp.

By:     /S/ Anthony J. Baratta, Jr.
Anthony J. Baratta Jr., Sr.
Vice President & CFO

April 29, 2002